Exhibit 99.1

PRESS RELEASE

ATS Announces Adoption of Shareholder Rights Plan

06/30/2023

CAMBRIDGE, ON – ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”), an industry-leading automation solutions provider, today announced that the board of directors of the Company (the “Board”) has approved the adoption of a shareholder rights plan (the “Rights Plan”) pursuant to a shareholder rights plan agreement entered into with Computershare Investor Services Inc., as rights agent, dated June 30, 2023 (the “Effective Date”). The Rights Plan is substantially similar to shareholder rights plans adopted by other dual-listed Canadian public companies and is not being adopted in response to any specific proposal to acquire control of the Company, and the Board is not aware of any pending or threatened take-over bid for the Company. The Rights Plan has been adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover bid for the Company and to protect against “creeping bids”, which involve the accumulation of more than 20% of the Company’s common shares through purchases exempt from applicable take-over bid rules.

Pursuant to the Rights Plan, one right was issued and attached to each common share of the Company outstanding as of the effective time under the Rights Plan. A right will also be attached to each common share issued after the Effective Date in accordance with the terms of the Rights Plan. The issuance of the rights will not change the manner in which shareholders trade their common shares of ATS and the rights will automatically attach to the common shares with no further action by shareholders being required. Subject to the terms of the Rights Plan, the rights become exercisable in the event that any person (together with its affiliates and associates and persons acting in concert with it) becomes a beneficial holder of 20% or more of ATS’s outstanding common shares, without complying with the “Permitted Bid” provisions under the Rights Plan. In such event, holders of the rights (other than the acquiring person and its related parties) will be permitted to exercise their rights to purchase additional common shares of the Company at a substantial discount to the then market price of the Company’s common shares. Taking up common shares pursuant to a “Permitted Bid” would not trigger the Rights Plan. Customary permitted lock-up agreements are also provided for under the Rights Plan.

While the Rights Plan is effective as of the Effective Date, it is subject to ratification by the Company’s shareholders within six months of its adoption. The Board intends to recommend the ratification of the Rights Plan at its upcoming annual and special meeting of shareholders to be held on August 10, 2023 (the “Meeting”). Subject to ratification at the Meeting, and reconfirmation at the Corporation’s annual meetings in 2026 and 2029, the Rights Plan will expire upon the conclusion of Corporation’s annual meeting in 2032.

A summary of the principal terms of the Rights Plan will be included in the management information circular to be sent to shareholders in connection with the Meeting and a complete copy of the Rights Plan will be available under the Company’s profile on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov. If the Rights Plan is not approved by the Company shareholders within six months of its adoption, it, together with the outstanding rights, will terminate and cease to be effective.

PRESS RELEASE

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain statements that constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”). Forward-looking statements include all information that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to, obtaining shareholder approval for the ratification and confirmation of the Rights Plan and the protection afforded by the Rights Plan. Forward-looking statements are necessarily based on a number of estimates and assumptions regarding, among other things, general economic and political conditions and the ability of ATS to execute on its business objectives, that ATS will obtain shareholder approval for the ratification and confirmation of the Rights Plan, that there are no signficant legal developments adversely impacting shareholder rights plans generally, and other matters described in the Company’s annual information form for the fiscal year ended March 31, 2023. Forward-looking statements are inherently subject to significant uncertainties, risks and other factors that could cause the actual results, performance or achievements of ATS, or developments in ATS’ business or in its industry to differ materially from those discussed in the forward-looking statements. These forward-looking statements are only current as of the date of this press release. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation